UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 13, 2023

(Date of earliest event reported)

FundRebel Dean, LLC

(Exact name of registrant as specified in its charter)

Delaware	87-4648774
(State or other incorporation)	(I.R.S. Employer Identification No.)

104 W. 40th Street, Suite 1030, New York, NY 10018

(Full mailing address of principal executive offices)

212-203-7672

(Issuer’s telephone number, including area code)

Class A Common Shares

Class B Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant.

Resignation of Independent Registered Public Accounting Firm.

On March 13, 2023, FundRebel Dean, LLC (the “Company”) dismissed Prager Metis CPA’s LLC (“Prager Metis”) as the independent registered public accounting firm of the Company, effective that date.

Prager Metis’s audit report on the Company’s balance sheet as of January 7, 2022, the Company’s inception date, and the related notes (collectively referred to herein as the “financial statement”) contained a “Going Concern” note indicating substantial doubt about the Company’s ability to continue as a going concern. The Company’s financial statement did not include any adjustments or modifications with respect to this matter.

From January 7, 2022, and through the subsequent date on which Prager Metis was dismissed, there were (i) no disagreements (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Prager Metis on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Prager Metis’s satisfaction, would have caused Prager Metis to make reference thereto in their reports on the financial statement, and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The Company provided Prager Metis with a copy of the disclosures it is making in this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission indicating whether or not Prager Metis agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Prager Metis’s letter dated March 28, 2023, is filed as Exhibit 9 hereto.

Engagement of New Independent Registered Public Accounting Firm.

On March 13, 2023, the Company engaged dbbmckennon LLC (“dbbmckennon”) as the new independent registered public accounting firm of the Company for the fiscal year ending December 31, 2022.

From January 7, 2022 (the Company’s inception) through March 13, 2023 neither the Company nor anyone acting on the Company’s behalf consulted with dbbmckennon regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company’s financial statements; (iii) written or oral advice provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or (iv) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event, as described in Item 304(a)(1)(v) of Regulation S-K.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDREBEL DEAN, LLC By: FundRebel, LLC its Manager

By:	/s/ Mark Drachman
Name:	Mark Drachman
Title:	Managing Principal of FundRebel, LLC

Dated: March 28, 2023

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Exhibits.

Exhibit No.	Description
9	Letter, dated March 28, 2023 from Prager Metis CPA’s LLC to the Securities and Exchange Commission

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